FINANCIAL HIGHLIGHTS
                                       (In thousands except per share data)

For the Year                       1994        1993        1992

Net sales                      $268,707    $236,979    $227,391

Net earnings                     13,967       1,956       1,901

Average shares outstanding        5,170       5,153       5,142

Per share data:
  Earnings before accounting
    changes                    $   2.70    $   1.27    $    .37
  Accounting changes                           (.89)

  Net earnings                     2.70         .38         .37

  Dividends declared                .45         .40       .6625

Capital expenditures             13,401      11,696       8,831

At Year-End

Working capital                $ 65,875    $ 47,378    $ 50,114

Notes payable                     7,436      12,822       5,827

Long-term obligations (including
  current maturities)            15,899       5,336      11,625

Stockholders' equity            131,855     119,203     119,372

Equity per outstanding share      25.46       23.13       23.18





















STOCKHOLDER INFORMATION
(In thousands of dollars except per share data)
                         Quarterly Results of Operations

                                                Earnings
                                                  Before                 Net
                       Net     Gross OperatingChanges inAccounting  Earnings
                     Sales  Earnings  EarningsAccounting   Changes     (Loss)

1994
1st quarter $ 64,357   $14,127 $ 3,560    $2,490              $2,490
2nd quarter   70,618    15,633   5,525     3,889               3,889
3rd quarter   65,950    13,667   4,368     3,031               3,031
4th quarter   67,782    13,432   7,231(a)  4,557(a)            4,557(a)

            $268,707   $56,859 $20,684     $13,967             $13,967

1993
1st quarter $ 60,439   $12,620   $2,579     $1,767   $(4,614)  $(2,847)
2nd quarter   62,613    12,711    3,043      1,810               1,810
3rd quarter   58,107    10,285    2,189      1,063               1,063
4th quarter   55,820    11,728    3,210      1,930               1,930

            $236,979   $47,344  $11,021     $6,570   $(4,614)   $1,956

                                 Per Share Data

                                          Earnings
                                            Before                 Net
                              Dividends Changes inAccounting  Earnings
             High(b)    Low(b) Declared Accounting   Changes    (Loss)

1994
1st quarter    $24.00  $19.50     $.10     $ .48                  $.48
2nd quarter     26.13   21.88      .10       .75                   .75
3rd quarter     29.13   24.63      .10       .59                   .59
4th quarter     31.00   27.13      .15       .88                   .88

                                  $.45     $2.70                 $2.70

1993
1st quarter    $19.50  $17.25     $.10     $ .34       $(.89)    $(.55)
2nd quarter     21.00   17.00      .10       .35                   .35
3rd quarter     22.38   20.25      .10       .21                   .21
4th quarter     22.00   19.13      .10       .37                   .37

                                  $.40     $1.27       $(.89)    $ .38

(a) Includes reversal of $975 of litigation and customer claims reserves which were favorably settled.
(b) The market price range of CTS Corporation common stock on the New York Stock Exchange for each of the quarters during the last two years.

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of dollars except per share amounts)
                                                      Year Ended

                                 December 31         December 31     December 31
                                        1994                1993         1992

Net sales                           $268,707            $236,979     $227,391
Cost of goods sold                   211,848             189,635      186,290

     Gross earnings                   56,859              47,344       41,101
Selling, general and
 administrative expenses              36,175              36,323       37,855
(Gain) on sale of property
  and other related provisions--Note B                                   (852)

     Operating earnings               20,684              11,021        4,098

Other (expenses) income:
  Interest expense                      (714)               (980)      (1,267)
  Interest income                        657                 580          656
  Other                                  860                (361)         334

     Total other income (expenses)       803                (761)        (277)

     Earnings before income taxes
      and cumulative effect
      of changes in accounting
      principles                      21,487              10,260        3,821
Income taxes--Note H                   7,520               3,690        1,920

Earnings before cumulative effect
 of changes in accounting
 principles                           13,967               6,570        1,901
Cumulative effect of accounting
 change - postretirement benefits
 --Notes A and G                                          (5,096)
Cumulative effect of accounting change -
  income taxes--Notes A and H                                482

     Net earnings                  $  13,967           $   1,956    $   1,901

     Net earnings per share:
       Before accounting changes       $2.70               $1.27         $.37
       Cumulative effect on prior
        years of accounting changes                         (.89)
       Net earnings per share          $2.70                $.38         $.37


The accompanying notes are an integral part of the consolidated financial statements.

(a) Includes research and development costs during 1994, 1993 and 1992 of $7,050, $5,708 and $6,092, respectively.


Consolidated Statements of Stockholders' Equity
(In thousands of dollars)

                                                               CumulativeDeferred
                                                Common RetainedTranslation Compen-  Treasury
                                                 Stock Earnings Adjustment  sation     Stock    Total

  Balances at December 31, 1991                $34,472 $102,482     $1,294   $(172) $(15,591)$122,485
Net earnings                                              1,901                                 1,901
Cash dividends of $.6625 per share                       (3,410)                               (3,410)
Issued 23,400 shares on exercise of
 stock options                                   (204)                                   669      465
Nonemployee Directors' stock retirement plan                                     7                  7
Currency translation adjustment                                     (2,157)                    (2,157)
Issued 3,600 shares net on restricted stock
 and cash bonus plan                              (23)                         (80)      103
Deferred compensation recognized                                                81                 81

  Balances at December 31, 1992                 34,245  100,973       (863)   (164)  (14,819) 119,372
Net earnings                                              1,956                                 1,956
Cash dividends of $.40 per share                         (2,061)                               (2,061)
Nonemployee Directors' stock retirement plan                                     8                  8
Currency translation adjustment                                       (186)                      (186)
Issued 1,000 shares on restricted stock and
 cash bonus plan                                    (9)                        (19)       28
Stock compensation                                 (14)                                   45       31
Deferred compensation recognized                                                83                 83

  Balances at December 31, 1993                 34,222  100,868     (1,049)    (92)  (14,746) 119,203
Net earnings                                             13,967                                13,967
Cash dividends of $.45 per share                         (2,329)                               (2,329)
Nonemployee Directors' stock retirement plan        (4)                          3        12       11
Currency translation adjustment                                        695                        695
Issued 15,500 shares on restricted stock and
 cash bonus plan                                    51                        (358)      307
Issued 8,650 shares on exercise of stock options   (72)                                  248      176
Stock compensation                                   1                                    12       13
Deferred compensation recognized                                               119                119

  Balances at December 31, 1994                $34,198 $112,506    $  (354)  $(328) $(14,167)$131,855

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                      December 31 December 31
(In thousands of dollars)                               1994        1993

ASSETS

Current Assets
  Cash and equivalents                              $ 24,922   $  23,534
  Accounts receivable, less allowances
   (1994--$869; 1993--$710)                           35,029      30,627
  Inventories
    Finished goods                                     5,725       5,064
    Work-in-process                                   16,531      15,344
    Raw materials                                     19,200      15,651

     Total inventories                                41,456      36,059
  Other current assets                                 3,032       1,929
  Deferred income taxes--Note H                        6,228       5,117

     Total current assets                            110,667      97,266
Property, Plant and Equipment
  Buildings and land                                  41,945      40,669
  Machinery and equipment                            148,481     141,739

     Total property, plant and equipment             190,426     182,408
  Less accumulated depreciation                      139,649     134,566

     Net property, plant and equipment                50,777      47,842
Other Assets
  Goodwill, less accumulated amortization
   (1994--$7,010; 1993--$6,330)                        5,221       5,801
  Prepaid pension expense--Note G                     39,408      32,845
  Other                                                  753       1,310

     Total other assets                               45,382      39,956

Total Assets                                        $206,826    $185,064

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Notes payable--Note C                            $   7,436   $  12,822
  Current maturities of long-term obligations            304         341
  Accounts payable                                    12,768      11,611
  Accrued salaries and wages                           6,483       5,802
  Accrued taxes other than income                      1,577       1,823
  Income taxes payable                                 2,288       1,406
  Other accrued liabilities--Note K                   13,936      16,083

     Total current liabilities                        44,792      49,888
Long-term Obligations--Note D                         15,595       4,995
Deferred Income Taxes--Note H                          9,222       5,329
Postretirement Benefits--Note G                        5,362       5,649
Stockholders' Equity
  Common stock-authorized 8,000,000 shares
   without par value; issued 5,807,031 shares         33,870      34,130
  Retained earnings                                  112,506     100,868
  Cumulative translation adjustment                     (354)     (1,049)

                                                     146,022     133,949
     Less cost of common stock held in treasury
      (1994-- 628,427 shares; 1993--653,607 shares)   14,167      14,746

     Total stockholders' equity                      131,855     119,203

Total Liabilities and Stockholders' Equity          $206,826    $185,064

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)
                                                    Year Ended

                                     December 31    December 31    December 31
                                            1994           1993           1992
Cash flows from operating activities:
  Net earnings                           $13,967        $ 1,956        $ 1,901
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
     Cumulative effect of change
      in accounting for:
       Postretirement benefits                            5,096
       Income taxes                                        (482)
     Depreciation and amortization       11,236          12,143         11,665
     Deferred income taxes                2,519             767            303
     Gain on sale of property,
      plant and equipment                   (20)            (17)          (944)
     Translation (gain) loss               (523)            384             92
     Deferred compensation                  122              91             88
     Provision for disposition of operations                               621
     Change in assets and liabilities
      (net of effects of
       purchase of  ODL)--Note B:
         Accounts receivable             (4,402)         (2,747)         2,473
         Inventories                     (3,297)          1,163          3,442
         Prepaid pension asset           (6,563)         (5,986)        (4,907)
       Accounts payable and accrued
        liabilities                         (38)          1,627          2,258
       Income taxes payable                 882           1,629         (2,040)
       Other                             (1,328)          1,941         (2,114)

       Total adjustments                 (1,412)         15,609         10,937

         Net cash provided by
          operating activities           12,555          17,565         12,838

Cash flows from investing activities:
  Proceeds from sale of property,
   plant and equipment                      411             998          1,401
  Capital expenditures (excluding ODL)  (10,000)        (11,696)        (8,831)
  Payment for purchase of ODL            (5,501)
  Other                                                                    129

         Net cash used in investing
          activities                    (15,090)        (10,698)        (7,301)

Cash flows from financing activities:
  Proceeds from issuance of long-term
   obligations                           15,000                          2,938
  Payments of long-term obligations      (4,479)         (6,179)        (2,348)
  (Decrease) increase in notes payable   (6,050)          6,898         (2,319)
  Stock options exercised                   176                            465
  Dividends paid                         (2,067)         (2,061)        (3,857)

         Net cash provided by (used in)
          financing activities            2,580          (1,342)        (5,121)

Effect of exchange rate changes on cash   1,343            (446)           (92)

Net increase in cash                      1,388           5,079            324
Cash at beginning of year                23,534          18,455         18,131

Cash at end of year                     $24,922         $23,534        $18,455

Supplemental cash flow information
  Cash paid during the year for:
    Interest                           $    658         $ 1,076        $ 1,206
    Income taxes - net                    4,009           1,294          2,819

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Inventories: Inventories are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets principally on the straight-line method.

Goodwill: The excess of cost over the fair value of net assets of businesses acquired is amortized on the straight-line method over the periods expected to be benefited.

Retirement Plans: The Company has various defined benefit and defined contribution retirement plans covering a majority of its employees. The Company's policy is to annually fund the defined benefit pension plans at or above the minimums required under the Employee Retirement Income Security Act of 1974 (ERISA).

Research and Development: Research and development costs, included in cost of sales, consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. The Company expenses all research and development costs as they are incurred.

Income Taxes: The Company provides deferred income taxes for transactions reported in different periods for financial reporting and income tax return purposes pursuant to the requirements of Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes." The underlying differences consist primarily of depreciation differences, pension income, postemployment benefits, certain nondeductible accruals and inventory reserves.

Reclassifications: Certain reclassifications have been made for all years presented in the financial statements to conform to the classifications adopted in 1994.

Translation of Foreign Currencies: The financial statements of all of the Company's non-U.S. subsidiaries, except the United

NOTE A - Summary of Significant Accounting Policies (continued)


Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all translation adjustments included in the determination of net income. The assets and liabilities of the Company's United Kingdom subsidiary are translated into U.S. dollars principally at the current exchange rate with resulting translation adjustments made directly to the "Cumulative translation adjustment" component of stockholders' equity. Income statement accounts are translated at the average rates during the period.

Financial Instruments: The Company's financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under notes payable and long-term debt. In accordance with the requirements of FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," the Company is providing the following fair value estimates and information regarding valuation methodologies. The carrying value for cash and cash equivalents, and trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 1994, and 1993 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

At December 31, 1994, the Company had forward foreign exchange currency contracts for the sale of various currencies aggregating $5 million. The cost of these contracts approximates fair value. The Company occasionally uses forward exchange currency contracts to minimize the impact of foreign currency fluctuations on the Company's costs and expenses. These contracts have minimal credit risk because the counterparties are well-established financial institutions.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Concentration of Credit Risk: The Company sells its products to customers primarily in the automotive, data processing, communications equipment and defense and aerospace industries, primarily in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers to minimize credit risk. The Company generally does not require collateral.

Accounting Changes: Effective January 1, 1993, the Company adopted the provisions of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and FASB Statement No. 109, "Accounting for Income Taxes." For postretirement benefits, the Company changed its practice from expensing these costs as incurred to accruing these costs during

NOTE A - Summary of Significant Accounting Policies (continued)


the employees' active working careers. For income taxes, the Company changed its practice from following FASB Statement No. 96, of the same title, which required a similar approach in computing deferred income taxes. The primary change was to recognize deferred tax benefits that were not recognized under FASB
Statement No. 96.

Earnings Per Share: Earnings per common share are based on the weighted average number of shares outstanding.











































NOTE B - Purchase of Assets, Sale of Property and Other Related
Provisions

During 1994, the Company acquired, in a cash transaction, inventory and fixed assets of the Light Emitting Diode (LED)-- based Fiber Optic Data Link (ODL) product line of AT&T Microelectronics for $5.5 million. The cost of the acquisition, which also included order backlog on sales contracts, rights to intellectual property, design and manufacturing technology and trademark of the AT&T Lightwave LED-based ODL business, was allocated among the assets purchased based on estimated fair value, with fixed assets being reduced for the excess of fair value over cost.

During 1992, the Company sold the assets of its tool, die and machinery business recognizing a pretax gain of $587,000. Also, during 1992, the Company sold its Paso Robles, California, manufacturing plant and most of the associated real estate and recognized a net pretax gain of $886,000. Additionally, during 1992, the Company incurred $621,000 of expense to close its remaining Hong Kong manufacturing operations.







































NOTE C - Short-term Borrowings

Short-term borrowings consist of demand notes payable to various banks with an average interest rate of 6.6% at December 31, 1994, 4.4% at December 31, 1993, and 4.8% at December 31, 1992. The notes were issued in connection with unsecured lines of credit arrangements, the unused portions of which totaled $7,544,000 at December 31, 1994. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option.

Average daily short-term borrowings, including borrowings denominated in non-U.S. currencies, during 1994, 1993 and 1992 were $11,776,000, $12,051,000 and $6,269,000, respectively. The weighted average interest rates, computed by relating interest expense to average daily short-term borrowings, were 5.5% in 1994, 4.3% in 1993 and 5.4% in 1992.

The maximum amount of short-term borrowings at the end of any month during 1994, 1993 and 1992 was $12,977,000, $13,842,000 and
$8,334,000, respectively. The short-term borrowings outstanding at December 31, 1992, were $5,827,000.

































NOTE D - Long-term Obligations

Long-term obligations were comprised of the following:


                                               (In thousands)
                                             1994         1993

Long-term debt:
  Five-year term loan at 8.38%, due in
    1996 through 1999.                      $15,000
  Revolving credit agreements, average
    interest rates of 6.2% in 1994 and
    6.1% in 1993, due in 1996 and 1997                    $3,959
  Other                                         899        1,211

                                             15,899        5,170
  Less current maturities                       304          341

     Total long-term debt                    15,595        4,829
  Other                                                      166

 Total long-term obligations                $15,595       $4,995


The Company has a five-year $15,000,000 term loan with three banks, of which $2,000,000 expires in 1996, $2,000,000 expires in 1997, $2,000,000 expires in 1998 and $9,000,000 expires in 1999.

The Company has unsecured revolving credit agreements totaling $47,000,000 with four banks, of which $2,000,000 expires in 1996 and $45,000,000 expires in 1997. Interest rates on these borrowings fluctuate based upon market rates. The Company pays an average commitment fee of three-tenths percent per annum on the revolving credit agreements. The credit agreements and term loan require, among other things, that the Company maintain certain minimum working capital, total liabilities to tangible net worth, tangible net worth requirements and interest coverage.

Annual maturities of long-term debt during the four years subsequent to 1995 are as follows: 1996--$2,203,000; 1997--
$2,196,000; 1998--$2,196,000; 1999--$9,000,000.













NOTE E - Operating Leases

The Company leases certain facilities and machinery and equipment under noncancelable operating leases which expire at various dates through 1999 and thereafter. Certain of these leases contain renewal options. All leases require the Company to pay property taxes, insurance and normal maintenance.

Total minimum rental payments under all operating leases are not significant.

















































NOTE F - Stock Plans

Under the Company's stock option plans, options may be granted to officers and key employees in the form of incentive stock options or nonqualified stock options.

Options are granted at the fair market value on the grant date and are exercisable generally in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. Upon the exercise of stock options, payment may be made using cash, shares of the Company's common stock or any combination thereof.

Information regarding the Company's stock option plans is as follows:



                                      Number of                 Price
                                       Shares                 Per Share

Outstanding at January 1, 1993         59,750              $19.75 to $25.50

Granted                                11,000                         19.125
Expired or canceled                  (26,100)               19.75  to 25.50

Outstanding at December 31, 1993       44,650               19.125 to 20.625
Granted                                57,000                         24.75
Exercised                              (8,650)              19.125 to 20.625
Expired or canceled                    (7,000)              19.125 to 24.75

Outstanding at December 31, 1994       86,000               19.125 to 24.75

Exercisable at December 31, 1994       22,150               19.125 to 20.625

Available for future grants at
  December 31, 1994                   199,739


The Company has a discretionary Restricted Stock and Cash Bonus Plan (Plan) which reserves 400,000 shares of the Company's common stock for sale, at market price or below, or award to key employees. Shares awarded or sold are subject to restrictions against transfer and repurchase rights of the Company. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale.

Under the Plan, during 1994, 15,500 shares were awarded leaving 363,900 shares available for award or sale at December 31, 1994. In 1993, 1,000 shares were awarded. In 1992, 6,000 shares were awarded and 2,400 shares were forfeited due to terminations. In addition to the shares issued and the amortization of deferred

NOTE F - Stock Plans (continued)


compensation included in the Consolidated Statements of Stockholders' Equity, the Company accrued $212,000, $68,000 and
$82,000 for additional compensation payable under the provisions of the Plan in 1994, 1993 and 1992, respectively.

The Company has a Stock Retirement Plan for nonemployee Directors. This retirement plan provides for a portion of the total compensation payable to nonemployee Directors to be deferred and paid in Company stock. Under this plan, the amount of the actual dollar compensation was $11,100, $7,900 and $7,000 in 1994, 1993 and 1992, respectively.














































NOTE G - Employee Retirement Plans

Defined benefit plans

The Company has a number of noncontributory defined benefit pension plans (Plans) covering approximately 40% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

Net pension income for the Plans in 1994, 1993 and 1992 includes the following components:

                                          (In thousands)
                                    1994         1993       1992

Service cost--benefits earned
  during the year                $ 2,374      $ 2,143    $ 2,375
Interest cost on projected
  benefit obligation               4,769        4,632      4,670
Actual loss (return) on plan
  assets                           2,565      (13,622)   (13,667)
Net amortization and deferral    (16,271)         861      1,715

Net pension income               $(6,563)     $(5,986)   $(4,907)

The following table details the funded status of the Plans at December 31, 1994, and December 31, 1993:

                                                 (In thousands)
                                                 1994       1993

Actuarial present value of benefit obligations:
   Vested benefits                           $ 58,224   $ 59,722
   Nonvested benefits                           2,461      2,610

   Accumulated benefit obligation            $ 60,685   $ 62,332

Plan assets at fair value                    $115,319   $121,966
Projected benefit obligation                   66,775     67,282

Plan assets in excess of the projected
 benefit obligation                            48,544     54,684
Unrecognized prior year service cost              212        351
Unrecognized net loss (gain)                    3,672     (8,883)
Unrecognized net asset                        (13,020)   (13,307)

Prepaid pension expense                      $ 39,408   $ 32,845





NOTE G - Employee Retirement Plans (continued)


Assumptions used in determining net pension income and the funded status of U.S. defined benefit pension plans were as follows:

                                              1994    1993   1992

Discount rates (funded status)               8.25%   7.25%  7.25%
Rates of increase in compensation levels
 (salaried plan only)                        5%-7%   5%-7%  5%-7%
Expected long-term rate of return on assets     9%     10%    10%


Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year. Effective with the December 31, 1994, measurement date, the discount rate, expected long-term rate of return on assets and mortality assumptions were revised to reflect current market and demographic conditions. As a result of these changes, the December 31, 1994, projected benefit obligation decreased by $2.4 million. These changes had no effect on 1994 pension income, but will reduce 1995 pension income by $1.2 million.

The majority of U.S. defined benefit pension plan assets are invested in common stock, including $5,526,000 in CTS common stock, U.S. government bonds and cash and equivalents. The balance is invested in corporate bonds, a private equity fund, non-U.S. bonds and convertible issues.

Because the domestic plans are fully funded, the Company made no contributions during 1994, 1993 or 1992. Benefits paid by all Plans during 1994, 1993 and 1992 were $4,175,000, $4,289,000 and
$3,900,000, respectively.

Pension coverage for employees of certain non-U.S. subsidiaries
is provided through separate plans.   Contributions of $172,000,
$174,000 and $223,000 were made to the non-U.S. Plans in 1994, 1993 and 1992, respectively.

Defined contribution plans

The Company sponsors a 401(k) Plan and several other defined contribution plans which cover some of its non-U.S. employees and its domestic hourly employees not covered by a defined benefit pension plan. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) Plan and the other plans totaled $2,506,000 in 1994, $2,532,000 in 1993 and $1,998,000 in 1992.





NOTE G - Employee Retirement Plans (continued)


Postretirement health and life insurance plans

In addition to providing pension benefits, the Company provides certain health care and life insurance programs for retired employees. Substantially all of the Company's domestic employees hired before December 31, 1993, become eligible for these benefits if they reach normal retirement age while working for the Company. Effective January 1, 1993, the Company implemented, on the immediate recognition basis, FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which resulted in a noncash charge of $5,096,000, net of an income tax benefit of $3,123,000, or $.99 per share.

Summary information on the Company's plans as of December 31,
1994, and December 31, 1993, is as follows:
                                                 (In thousands)
                                                 1994       1993

Accumulated postretirement benefit obligation:
  Active employees                            $(1,089)   $(1,479)
  Retirees and dependents                      (3,589)    (5,560)
                                               (4,678)    (7,039)
Unrecognized net gain                          (1,910)      (187)
Postretirement benefit obligation             $(6,588)   $(7,226)

The accumulated postretirement benefit obligation was determined using relevant actuarial assumptions and the terms of the Company's medical, dental and life insurance plans, including the effects of capped Company contribution rates and discontinuance of Company payments toward retiree health and dental insurance effective January 1, 1996. The effect of a 1.0% annual increase in the assumed medical inflation rate of zero would be insignificant. Effective with the December 31, 1994, measurement date, the discount rate and mortality assumptions were revised to reflect current market and demographic conditions. As a result of these changes and favorable medical claims experience, the accumulated postretirement life obligation decreased by approximately $800,000 and the accumulated postretirement medical obligation decreased by approximately $700,000.

The Company funds medical and dental costs as incurred and funds life insurance benefits through term life insurance policies.
The Company plans to continue funding these benefits on a pay-as-you-go basis. The components of net periodic postretirement benefit expense for 1994 and 1993 are as follows:
                                                  (In thousands)
                                                 1994       1993

Service cost--beneifts earned during period      $ 43       $ 43
Interest cost on accumulated benefit obligation   511        637
Net expense                                      $554       $680


NOTE H - Income Taxes

Effective January 1, 1993, the Company adopted the provisions of FASB Statement No. 109, "Accounting for Income Taxes." FASB Statement No. 109 replaced FASB Statement No. 96, of the same title, which the Company previously used to account for income taxes. The effect of adopting FASB Statement No. 109 is to recognize deferred tax benefits that were not recognized under FASB Statement No. 96. The cumulative effect of the change in the method of accounting for income taxes as of the beginning of 1993 increased earnings by $482,000 or $.10 per share. Prior years' financial statements have not been restated to reflect the provisions of FASB Statement No. 109. The information disclosed for 1992 is computed under the requirements of FASB Statement No. 96.

The components of earnings before income taxes and cumulative effect of changes in accounting principles are comprised of the following:
                                             (In thousands)
                                         1994     1993      1992

Domestic                              $15,391  $ 8,965    $5,151
Non-U.S.                                6,096    1,295    (1,330)

   Total                              $21,487  $10,260    $3,821


The provision for income taxes charged to earnings before
cumulative effect of changes in accounting principles is
comprised of the following:
                                             (In thousands)
                                         1994     1993      1992

Current:
  Federal                              $1,998   $  908    $  292
  State                                   604      375       207
  Non-U.S.                              2,367    2,124     1,115

    Total current                       4,969    3,407     1,614

Deferred:
  Federal                               1,268      154       648
  State                                   400      429
  Non-U.S.                                883     (300)     (342)

    Total deferred                      2,551      283       306

    Total provision for income taxes   $7,520   $3,690    $1,920










NOTE H - Income Taxes (continued)


Significant components of the Company's deferred tax liabilities and assets at December 31, 1994, and 1993, are:

                                                 (In thousands)
                                                1994        1993

Depreciation                                 $   913     $   270
Pensions                                      13,396      11,176
Other                                          2,192       1,013

Gross deferred tax liabilities                16,501      12,459

Postemployment benefits                        2,240       2,513
Inventory reserves                             2,778       1,777
Loss carryforwards                             6,575       8,119
Credit carryforwards                           5,705       3,764
Nondeductible accruals                         3,013       3,064
Other                                            425         802

Gross deferred tax assets                     20,736      20,039

Net deferred tax assets                        4,235       7,580
Deferred tax assets valuation allowance       (7,229)     (8,023)

   Total                                    $ (2,994)     $ (443)


During 1994, the valuation allowance was increased as a result of an increase in unutilized net operating loss carryforwards in some taxing jurisdictions and decreased by the utilization of net operating losses in other jurisdictions. The net decrease in the valuation allowance was $794,000.

A reconciliation of the Company's effective income tax to the statutory federal income tax follows:


                                              (In thousands)
                                          1994     1993     1992


Taxes at the U.S. statutory rate       $ 7,306  $ 3,488   $1,299
State income taxes, net of federal
 income tax benefit                        663      531      176
Non-U.S. income taxed at rates
 different than the U.S. statutory rate  1,639    1,494    1,511
Utilization of net operating loss
 carryforwards and benefit of scheduled
 tax credits                            (2,544)  (1,842)  (1,751)
Alternative Minimum Tax                                      711
Other                                      456       19      (26)

    Provision for income taxes         $ 7,520  $ 3,690   $1,920



NOTE H - Income Taxes (continued)


Undistributed earnings of certain non-U.S. subsidiaries amounting to $40,741,000 at December 31, 1994, are intended to be permanently invested and accordingly, no provision has been made for non-U.S. withholding taxes on these earnings. In the event all undistributed earnings were remitted, approximately
$4,602,000 of withholding tax would be imposed.

The Company has U.S. tax basis net operating loss carryforwards and business tax credits of approximately $4,297,000 and $2,933,000, respectively, at December 31, 1994. All of the U.S. net operating losses and business credit carryforwards expire between the years 2001 and 2006. In addition, the Company has various non-U.S. tax basis net operating losses and business credit carryforwards of $18,673,000 and $25,000, respectively. A portion, $2,496,000, of the non-U.S. net operating loss and $25,000 of the business credit carryforwards expire in 1997. The remainder of the net operating loss carryforwards has an unlimited carryforward period. In addition, the Company has alternative minimum tax credit carryforwards of approximately $2,747,000, which have no expiration date.


































NOTE I - Business Segment and Non-U.S. Operations

The Company's operations comprise one business segment, the manufacturing of electronic components. Electronic components include production and sale of resistor networks, variable resistors, frequency control devices, electronic connectors, hybrid microcircuits, automotive control devices, switches, loudspeakers and industrial electronics.

Sales to a major automotive manufacturer were $49,400,000 in 1994, $40,100,000 in 1993 and $30,700,000 in 1992. Although
sales to a major computer manufacturer were only $4,400,000 in 1994, sales to the same customer were significantly higher in 1993 at $24,000,000 and in 1992, were $19,300,000.

The non-U.S. operations or facilities are located in Taiwan, Singapore, Hong Kong, Thailand, United Kingdom, Canada and
Mexico.   Net sales to unaffiliated customers from other non-U.S.
operations in the aggregate equaled 18%, 16% and 14% of the consolidated total for each of the years 1994, 1993 and 1992, respectively. Net sales to unaffiliated customers from the United Kingdom operation equaled 16%, 12% and 10% of the consolidated total for 1994, 1993 and 1992, respectively.

Net assets of subsidiaries located in non-U.S. countries as of December 31, 1994, and December 31, 1993, are summarized as follows:
                                                   (In thousands)
                                                   1994     1993

Net current assets                              $23,751  $19,910
Property, plant and equipment--net               23,342   23,899
Goodwill and other long-term assets               2,331    2,304
Long-term obligations                              (586)  (4,699)
Deferred income taxes                            (1,485)    (174)
    Total net assets of non-U.S. subsidiaries   $47,353  $41,240

Net sales by geographic area include both sales to unaffiliated customers and transfers between geographic areas. Such transfers are accounted for primarily on the basis of a uniform intercompany pricing policy. Operating profit is total revenue less operating expenses. In computing operating profit, none of the following items have been added or deducted: general corporate expenses, interest expense, other income and expenses and income taxes. Identifiable assets by geographic area are those assets that are used in the Company's operations in each such area. The Corporate Office assets are principally property and equipment and other noncurrent assets.

Summarized financial information concerning the geographic areas of operation for 1994, 1993 and 1992 is shown in the following table. The caption "Eliminations" includes intercompany sales and other transactions which are eliminated or adjusted in arriving at consolidated data.



NOTE I - Business Segment and Non-U.S. Operations (continued)

Geographic Area                              (In thousands)
                                         1994      1993     1992

Net Sales
  Domestic:
    Sales to unaffiliated customers  $178,032  $170,566 $172,646
    Transfers to non-U.S. area          4,179     4,484    4,469

                                      182,211   175,050  177,115
  Other Non-U.S.:
    Sales to unaffiliated customers    47,896    37,868   32,743
    Transfers to domestic area          7,168    10,397   15,703

                                       55,064    48,265   48,446
  United Kingdom:
    Sales to unaffiliated customers    42,779    28,545   22,002
    Transfers to domestic area            514       149      388

                                       43,293    28,694   22,390
  Eliminations                        (11,861)  (15,030) (20,560)

          Total net sales            $268,707  $236,979 $227,391

Operating Profit
  Domestic                           $ 18,109  $ 12,060 $  8,237
  Other Non-U.S.                        3,708     4,476    2,860
  United Kingdom                        4,569       910   (1,313)
  (Gain) on sale of property and
    other related provisions                                (852)

                                       26,386    17,446   10,636
  Eliminations                              1       (19)     (51)

                                       26,387    17,427   10,585
  General corporate expenses            5,703     6,406    6,487

  Operating profit                     20,684    11,021    4,098
  Other income (expenses)--net            803      (761)    (277)

    Earnings before income taxes and
      cumulative effect of changes in
      accounting principles          $ 21,487  $ 10,260  $ 3,821

Assets Apportioned by Area
  Domestic                           $ 86,605  $ 73,256 $ 78,747
  Other Non-U.S.                       43,272    54,452   48,331
  United Kingdom                       23,419    18,398   17,847

                                      153,296   146,106  144,925
  Eliminations                         (3,305)   (5,047)  (2,972)

                                      149,991   141,059  141,953
  Corporate assets                     56,835    44,005   28,820

          Total assets               $206,826  $185,064 $170,773



NOTE I - Business Segment and Non-U.S. Operations (continued)


Geographic Area
                                              (In thousands)
                                         1994      1993     1992

Capital Expenditures
  Domestic                           $  9,738  $  7,318   $4,062
  Other Non-U.S.                        2,367     3,300    1,790
  United Kingdom                        1,296     1,078    2,979

          Total                       $13,401   $11,696   $8,831










































NOTE J - Supplemental Statement of Earnings Information

The following costs and expenses were charged to operations:

                                             (In thousands)
                                         1994     1993      1992

Maintenance and repairs              $  4,329  $ 3,778   $ 3,248

Depreciation of property, plant
 and equipment                         10,556   11,211    10,977

Amortization of intangible assets         680      932       688

Research and development costs          7,050    5,708     6,092

Rent expense                            1,391    1,241     1,172


Royalties, taxes (other than payroll taxes and income taxes) and advertising costs were each less than one percent of the total sales for each of the three years.

































NOTE K - Contingencies

Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party
(PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following: 1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and/or 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. Accrued environmental costs as of December 31, 1994, totaled $3.8 million, compared with $3.0 million at December 31, 1993. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

Certain claims are pending against the Company with respect to matters arising out of the ordinary conduct of its business. In the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect the Company's consolidated financial position or results of operations.
















NOTE L - Related Party Transactions

Dynamics Corporation of America (DCA) owned 2,222,100 shares (42.9%) of the Company's outstanding common stock at December 31, 1994. In 1987, CTS shareholders voted not to grant DCA voting rights on 1,020,000 of these shares. In addition to stock ownership, as of December 31, 1994, two representatives of DCA serve on the Company's Board of Directors. The normal business transactions between the Company and DCA are insignificant.















































                     REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and
Board of Directors of CTS Corporation


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CTS Corporation and its subsidiaries at December 31, 1994, and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Notes to Consolidated Financial Statements, effective January 1, 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
Also effective January 1, 1993, the Company changed its method of accounting for postretirement healthcare and life insurance benefits by adopting, on an immediate recognition basis, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."




South Bend, Indiana
February 2, 1995











         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                   AND RESULTS OF OPERATIONS (1992 - 1994)


Liquidity and Capital Resources

The table below highlights significant comparisons and ratios related to liquidity and capital resources of CTS Corporation (CTS or Company) for each of the last three years.


                                            (In thousands)
                                 December 31 December 31 December 31
                                        1994        1993        1992

Net cash provided by (used in):
    Operating activities            $ 12,555    $ 17,565    $ 12,838
    Investing activities             (15,090)    (10,698)     (7,301)
    Financing                          2,580      (1,342)     (5,121)

Working capital                     $ 65,875    $ 47,378    $ 50,114
Current ratio                           2.47        1.95        2.34
Interest-bearing debt               $ 23,318    $ 17,992    $ 16,359
Cash and equivalents                  24,922      23,534      18,455
Net tangible worth                   126,634     113,402     112,693
Ratio of interest-bearing debt
  to net tangible worth                  .18         .16         .15


During 1994, cash flow of $12.6 million continued positive from operating activities, primarily as a result of the significant improvement in operating earnings. However, offsetting the favorable impact of the higher earnings was the higher working capital requirements to support the increased sales levels, which reduced operating cash flow by $5.0 million from 1993.

Investing requirements increased during 1994 by $4.4 million, primarily due to the $13.4 million of capital expenditures,
including $3.4 million for ODL fixed assets.   Additionally,
financing activities increased during 1994 and were generated by the higher sales levels and the acquisition of the ODL product line where $2.1 million of additional expenditures were made for inventory.

During 1993, positive cash flow from operating activities increased by $4.7 million from 1992, primarily due to the $9.6 million increase in sales, which resulted in a $4.7 million increase in earnings before noncash charges for accounting changes. Cash flow in 1992 from operating activities was also significantly favorable, primarily due to the appropriate management of assets.

A significant noncash component of operating earnings during the 1992 to 1994 period was pension income of $6.6 million, $6.0 million and $4.9 million in 1994, 1993 and 1992, respectively. As a result of the Company's overfunded pension position, no cash contributions are anticipated to be required in the immediate future to meet the Company's pension benefit obligations.

The major investment activity during the last three years was capital expenditures, which totaled $13.4 million in 1994, $11.7 million in 1993 and $8.8 million in 1992. The major capital expenditures in 1994 were for new products and product line enhancements. Also during 1994, capacity increases were required in our automotive and European connector businesses. The Company expects to increase its capital expenditures in 1995 over 1994 levels. These capital expenditures will be generally for new products and cost reduction programs.

In terms of financing activities, the Company negotiated a five-year, $15.0 million long-term loan which expires in 1999. This loan was primarily for the asset purchase and working capital needs related to the ODL product line acquisition. The net cash used for financing activities in 1993 primarily reflects loan renegotiations which reduced certain non-U.S. long-term debt and increased short-term borrowings, and additional short-term borrowings at certain non-U.S. locations. The primary financing use of cash in 1992 was the elective paydown of $1.7 million in debt.

Dividends paid in 1994 and 1993 were $2.1 million, while dividends paid in 1992 were $3.9 million. In response to the 1992 decrease in cash provided by operations, the Company reduced its annual quarterly dividend from $.1875 to $.10 per share effective with its February 1993 payment. However, in December 1994, the Board of Directors, principally as a result of the Company's improving performance, increased the quarterly dividend to $.15 per share, effective with the February 1995 payment.

At the end of each of the last three years, cash of various non-U.S. subsidiaries was invested in U.S.-denominated cash equivalents. Such cash is generally available to the parent Company. However, it is the Company's intention not to repatriate non-U.S. earnings. If all non-U.S. earnings were repatriated, approximately $4.6 million of withholding taxes would accrue.

At the end of 1994, CTS had $47.0 million of borrowing capacity available under two long-term revolving credit agreements. The U.S. revolving agreement of $45.0 million, which expires in April 1997, is the Company's primary credit vehicle and, together with cash from operations, should adequately fund the Company's anticipated cash needs.






Results of Operations

The table below highlights significant information with regard to the Company's results of twelve months of operations during the past three fiscal years.

                                        (In thousands)
                             December 31  December 31  December 31
                                    1994         1993         1992

Net sales                       $268,707     $236,979     $227,391
Gross earnings                    56,859       47,344       41,101
Gross earnings as a percent
  of sales                          21.2%        20.0%        18.1%
Selling, general and
  administrative expense        $ 36,175     $ 36,323     $ 37,855
Selling, general and
  administrative expense
  as a percent of sales             13.5%        15.3%        16.6%
Gain on sale of property and
  other related provisions                                     852
Operating earnings              $ 20,684     $ 11,021     $  4,098
Operating earnings as a
  percent of sales                   7.7%         4.7%         1.8%
Earnings before income taxes
  and cumulative effect of
  changes in accounting
  principles                    $ 21,487     $ 10,260     $  3,821
Income taxes                       7,520        3,690        1,920
Income tax rate                     35.0%        36.0%        50.2%


From 1993 to 1994, total sales increased by 13.4%, primarily as a result of substantial increases in our automotive and European connector businesses.

From 1992 to 1993, total sales increased by 4.2%, principally due to increased sales in our automotive product lines, which more than offset sales declines in our military connector and frequency controls products.

During the three-year period 1992-1994, the percentage of overall sales to the automotive market has increased from 25% to 38%, the defense and aerospace market percentage has decreased from 17% to 11%, and the other market areas have remained fairly constant.

The Company's 15 largest customers represented 62% of net sales in 1994 and 1993, and 58% in 1992. One customer, a major manufacturer of automobiles, comprised 18% of net sales in 1994, compared with 17% for 1993 and 14% for 1992. Although at a much lower level in 1994, a major manufacturer of data processing equipment comprised 10% and 8% of total net sales in 1993 and 1992, respectively.


Because most of CTS' revenues are derived from the sale of custom products, the relative contribution to revenues of changes in unit volume cannot be meaningfully determined. The Company's products are usually priced with reference to expected or required profit margins, customer expectations and market competition. Pricing for most of the Company's electronic component products frequently decreases over time and also fluctuates in accordance with total industry utilization of manufacturing capacity.

During 1994, improvement was realized in gross earnings, principally due to higher sales volume, production efficiencies and higher absorption of manufacturing expenses. Gross earnings were relatively similar in 1993 and 1992, giving consideration to the respective volume levels.

During 1994, selling, general and administrative expenses, slightly lower in dollars, also decreased as a percent of sales, principally owing to the fixed nature of the majority of these expenses and the continuing cost reduction programs. Also during 1994, the Company successfully resolved approximately $1 million of outstanding legal and customer claims, the provision for most of which had been established in 1993. Selling, general and administrative expenses, in dollars and as a percent of sales, decreased during 1993, primarily as a result of the cost containment and expense reduction programs in place during the year. A portion of the higher 1992 expenses in this area was due to problems caused by defective parts from a supplier. Also, during 1992, the Company continued to incur start-up costs in conjunction with its European expansion efforts.

During 1992, the Company continued to dispose of nonproductive assets, including its closed Paso Robles, California, facility and assets of its tooling business. These major asset sales generated cash of $2.7 million and a net pretax gain of $1.5 million.

In 1994, the principal reason for the improved operating earnings was the higher automotive and connector product sales, and improved performance in the resistor networks and electrocomponents businesses, which more than offset losses in our frequency controls and microelectronics product lines. The primary reason for the operating earnings increase in 1993 from 1992 was the increased automotive product sales. During 1992, the Company suffered losses as a result of a supplier-related defective component, which resulted in direct expenses of approximately $2.0 million and negatively affected our 1992 and 1993 sales. A settlement was negotiated with this vendor in 1993 and the Company recognized a $2.25 million recovery.

The slightly lower 1994 effective tax rate is a result of improved earnings, generating an increase in net operating loss carryforward utilization. This same situation contributed to the substantially lower effective tax rate for 1993, as compared to 1992.


Additionally, several non-U.S. locations, where no tax benefit was available, incurred losses in 1992 which resulted in the higher
1992 effective tax rate.

The effects of the 1993 accounting pronouncements FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FASB Statement No. 109, "Accounting for Income Taxes," have been discussed in financial statement footnotes, Note G and Note H, respectively.

In terms of environmental issues, the Company has been notified by the U.S. Environmental Protection Agency, as well as state agencies and generator groups, that it is or may be a Potentially Responsible Party regarding hazardous waste remediation at non-CTS sites. Additionally, the Company provides reserves for probable remediation activities at certain of its manufacturing locations. These issues are discussed in Note K - Contingencies.